

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2022

Michael Brousset
Chief Executive Officer
Waldencast Acquisition Corp.
10 Bank Street, Suite 560
White Plains, NY 10606

> **Re: Waldencast Acquisition Corp.**
> **Amendment No. 4 to Registration Statement on Form F-4**
> **Filed May 13, 2022**
> **File No. 333-262692**

Dear Mr. Brousset:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our May 11, 2022 letter.

Amendment No. 4 to Registration Statement on Form F-4 filed May 13, 2022

Exhibits

1.  We acknowledge your response to our prior comment 4.  We note that there remain certain assumptions in U.S. counsel's opinion that are not appropriate unless sufficiently covered by a foreign counsel's opinion, such as the assumptions set forth in paragraphs (d)(ii), (d)(iii), (e), (f), (g)(I) and (III), and (h).  In addition, an opinion of counsel should opine on the legality of the ordinary shares underlying the Waldencast plc Warrants. Refer to Staff Legal Bulletin No. 19. Please have your counsel file revised executed opinion(s) as applicable.

Michael Brousset
Waldencast Acquisition Corp.
May 24, 2022
Page 2

You may contact Jenn Do at 202-551-3743 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters.  Please contact Jane Park at 202-551-7439 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Max Mayer-Cesiano, Esq.